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                                  PRESS RELEASE

                                                                   APRIL 7, 2004

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                 AXA FILES ITS FRENCH DOCUMENT DE REFERENCE(1)
                     WITH THE AMF(2), INCLUDING INFORMATION
                             ON 2003 US GAAP RESULTS

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Paris - AXA announced today that it has filed with the AMF its French Document de Reference.

This document includes AXA's 2003 consolidated French GAAP financial statements and an unaudited reconciliation of AXA's 2003 French GAAP results to U.S. GAAP, which is prepared each year for purposes of AXA's New York Stock Exchange listing and its Form 20-F filed with the SEC. AXA's Form 20-F will be filed with the SEC before June 30, 2004.

AXA's U.S. GAAP earnings for the year ended December 31, 2003 were Euro 3.7 billion, versus a loss of 2.6 billion last year, based on information currently available and not yet audited.

This 2003 non audited U.S. GAAP profit of Euro 3.7 billion reflects significant profits derived from AXA's invested asset portfolio in light of continued financial markets' improvement during 2003, as well as significant gains on derivative contracts following the application of FAS 133, and a partial release of a provision on deferred tax assets in Japan.

The main reconciling items between French and U.S. GAAP results are presented in appendix 1.

The most significant differences between AXA's 2003 French GAAP and U.S. GAAP results arise from differing rules with respect to:

- OTHER THAN TEMPORARY IMPAIRMENT ON EQUITY SECURITIES: under U.S. GAAP rules applied by AXA, an equity security is subject to impairment if it has been in an unrealized loss position for more than 6 months or more than 20% at year-end. When such an impairment is necessary, assets are marked down to market value. According to U.S. GAAP principles, other than temporary impairment on equity securities cannot be reversed except at the time of the sale of the underlying security. Under French GAAP, the company marks down the assets to estimated recoverable values for equity securities with

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1 Annual Report.
2 Autorite des Marches Financiers. French equivalent of the SEC.


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     unrealized loss positions of at least 20%(3) for more than 6 months. In accordance with these principles, other than temporary impairment on equity securities under U.S. GAAP were Euro 675 million lower than the amount recorded under French GAAP for the year ended December 31, 2003.

- DEFERRED TAX ASSET ("DTA") VALUATION ALLOWANCE: in determining recoverability of deferred tax assets, FAS 109 under U.S. GAAP gives greater weight to previous cumulative losses as opposed to French GAAP which places greater weight on the outlook for future profitability. As a result, in 2002, the situation in Japan led to a large valuation allowance under U.S. GAAP (Euro -1,052 million compared to Euro -39 million in French
     GAAP). In 2003, the Euro 343 million difference between U.S GAAP and French GAAP mainly resulted from a partial release of the 2002 related valuation allowance under U.S. GAAP, following a 2003 operating profit in Japan.

- INVESTMENTS IN MUTUAL FUNDS AND REAL ESTATE COMPANIES: under U.S. GAAP, these funds and companies are consolidated if AXA has control over the fund or company. Investment securities held by the funds are classified as trading and therefore are recorded at estimated fair value. Changes in estimated fair value are reported in net income. Under French GAAP, investments in mutual funds and real estate companies follow the same accounting rules as other invested assets. Financial markets' improvement in 2003 led to recognize a Euro 475 million net gain under U.S. GAAP, reflecting the increased market value of the securities.

- GOODWILL AMORTIZATION: under U.S. GAAP, effective from January 1, 2002, goodwill is no longer amortized but is subject to a minimum annual impairment test. Therefore the goodwill amortization accounted for in French GAAP is eliminated in the U.S. GAAP accounts. No goodwill impairment was required in 2003 and 2002, under either U.S. GAAP or French GAAP.

At December 31, 2003, estimated U.S. GAAP shareholder's equity, group share, was Euro 24,918 million versus Euro 23,401 million under French GAAP.

U.S. GAAP results have no effect on AXA's net asset value under French GAAP, embedded value or solvency capital.

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                                        *


ABOUT AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 775 billion in assets under management as of December 31, 2003, and reported total revenues of Euro 72 billion and underlying earnings of Euro 2,035 million for 2003. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.


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3 In 2003, the French Conseil National de la Comptabilite moved the equity impairment threshold under French GAAP rules back to 20% from the previous level of 30% applicable for 2002 accounts.


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                                        *

This press release is available on the AXA Group web site(4): www.axa.com

INVESTOR RELATIONS:                              MEDIA RELATIONS:
-------------------                              ----------------

Matthieu Andre :          +33.1.40.75.46.85      Christophe Dufraux :   +33.1.40.75.46.74
Caroline Portel :         +33.1.40.75.49.84      Clara Rodrigo :        +33.1.40.75.47.22
Laetitia de Charentenay : +33.1.40.75.56.07      Rebecca Le Rouzic :    +33.1.40.75.97.35
Kevin Molloy:             +1.212.314.2893        Jeff Tolvin :          +1.212.314.3740





CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2002 and AXA's Document de Reference for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.


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4 Outside of France, the website adress is : www.axa.com/default1.asp


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APPENDIX 1 - NET INCOME RECONCILIATION (NON AUDITED)

Net impacts (Group share and net of taxes) on 2003 results, Group share

(euro million)                                                                                            FY 2003         FY 2002
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FRENCH GAAP NET INCOME                                                                                       1005             949
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
Investment in mutual funds and real estate companies                                                          475           -1008
Impairment of equity portfolio                                                                                675           -1308
Japanese DTA valuation allowances                                                                             343           -1014
Goodwill amortization                                                                                         562             588
UK unallocated surplus (FFA)                                                                                   26            -274
Other adjustments                                                                                             587            -521
of which
   . Difference in treatment of the UK distribution tax related to the inherited estate                       -29            -345
   . Derivatives and hedging activities                                                                       752             293
   . Sanford Bernstein - Elimination of the partial release of the dilution profit provision                                 -148
   . US DTL reserves                                                                                          -89
   . Timing difference on the gain recognition on AXA Australia Health business disposal                       93             -87
   . Investment in limited partnerships (US)                                                                  -15             -69
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US GAAP NET INCOME                                                                                           3673           -2588
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


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